FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated October 13, 2005 Appointment to the Board of Directors
2.	Press Release dated October 13, 2005 ICICI Bank Board of Directors approves equity capital raising
3.	Press Release dated October 13, 2005 Performance Review – Quarter ended September 30, 2005.
4.	Audited Financial Results – Quarter ended September 30, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: October 13, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 13, 2005

Appointment to the Board of Directors

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today appointed Mr. R. K. Joshi, Chairman-cum- Managing Director, General Insurance Corporation of India (GIC), one of the Bank’s large domestic institutional shareholders, as additional Director effective October 13, 2005.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 13, 2005

ICICI Bank Board of Directors approves equity capital raising

The Board of Directors of ICICI Bank (NYSE: IBN) at its meeting at Mumbai today approved the raising of additional equity capital by the Bank by way of a public issue of shares in India and, subject to applicable regulations and necessary approvals, an issue of American Depositary Shares (ADSs) in the United States. The capital raising is expected to be around Rs. 7,000 crore (US$ 1.6 billion), with a further greenshoe option of 15%. The approval of the shareholders will be sought by postal ballot.

1 crore=10 million

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about ICICI Bank Limited and its management, as well as financial statements.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to the actual growth in demand for banking and other financial products and services, our ability to successfully implement our strategy, including our use of the Internet and other technology, our ability to integrate recent or future mergers or acquisitions into our operations, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of Indian banking regulations on us and our exposure to market risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission and will be described in the offering document for the proposed equity offering. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

Item 3

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 13, 2005

Performance Review – Quarter ended September 30, 2005: 31% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited Indian GAAP accounts of the Bank for the quarter ended September 30, 2005 (Q2-2006).

Highlights
  Profit after tax for Q2-2006 increased 31% to Rs. 580 crore (US$ 132 million) from Rs. 442 crore (US$ 100 million) for the quarter ended September 30, 2004 (Q2-2005).

  Net interest income increased 39% to Rs. 953 crore (US$ 216 million) for Q2-2006 from Rs. 685 crore (US$ 156 million) for Q2-2005.

  Fee income increased 31% to Rs. 704 crore (US$ 160 million) for Q2-2006 from Rs. 537 crore (US$ 122 million) for Q2-2005.

  Retail assets increased 73% to Rs. 68,537 crore (US$ 15.6 billion) at September 30, 2005 from Rs. 39,609 crore (US$ 9.0 billion) at September 30, 2004. The Bank has the largest retail asset portfolio among Indian banks and finance companies.

  Deposits increased 68% to Rs. 120,452 crore (US$ 27.4 billion) at September 30, 2005 from Rs. 71,598 crore (US$ 16.3 billion) at September 30, 2004.

  At September 30, 2005, the Bank’s net non-performing assets constituted 0.97% of customer assets against 2.60% at September 30, 2004.

  Profit after tax increased 27% to Rs. 1,110 crore (US$ 252 million) for the six months ended September 30, 2005 (H1-2006) from Rs. 873 crore (US$ 198 million) for the six months ended September 30, 2004 (H1- 2005).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Operating review

Credit growth

The Bank’s net customer assets increased 45% to Rs. 111,514 crore (US$ 25.3 billion) at September 30, 2005 compared to Rs. 76,659 crore (US$ 17.4 billion) at September 30, 2004. The Bank maintained its growth momentum and market leadership in the retail segment. In H1-2006, the Bank’s total retail disbursements were about Rs. 25,900 crore (US$ 5.9 billion) including home loan disbursements of about Rs. 10,600 crore (US$ 2.4 billion). Retail assets constituted 64% of advances and 61% of customer assets. The Bank is focusing on loan origination in the retail and agriculture segments and on non-fund based products and services, as well as capitalising on opportunities presented by the domestic and international expansion of Indian companies. The Bank is also extending its reach in the small and medium enterprises segment. The Bank’s corporate, small and medium enterprise, rural and agri-business portfolio and the loan portfolio of its international branches (including foreign currency financing to Indian companies) increased 33% to about Rs. 38,500 crore (US$ 8.7 bn) at September 30, 2005 from about Rs. 28,900 crore (US$ 6.6 bn) at September 30, 2004.

International operations

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise through technology-based banking services. The Bank’s wholly-owned banking subsidiaries have four branches in the United Kingdom, five branches in Canada and two branches in Russia. The Bank has branches in Singapore and Bahrain and representative offices in Shanghai, Johannesburg, Dhaka, Dubai and New York. The Bank has received regulatory approval for setting up branches in Hong Kong and Sri Lanka and at the Dubai International Financial Center. The Bank continued to increase its market share in remittances and establish an international private banking franchise, focusing on the non-resident Indian community.

Rural banking

The Bank’s rural banking strategy seeks to adopt a holistic approach to the financial services needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance, through a range of channels. The Bank’s rural delivery channels include branches, internet kiosks, franchisees and micro-finance institution (MFI) partners.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Network

The Bank had 583 branches and extension counters at September 30, 2005 as compared to 470 branches and extension counters at September 30, 2004.

Capital adequacy

The Bank’s capital adequacy at September 30, 2005 was 11.5% (including Tier-1 capital adequacy of 7.2%), compared to RBI’s requirement of total capital adequacy of 9.0%.

Asset quality

The Bank’s net restructured assets at September 30, 2005 were Rs. 5,713 crore (US$ 1.3 billion), down from Rs. 6,817 crore (US$ 1.5 billion) at September 30, 2004. At September 30, 2005, the Bank’s net non-performing assets constituted 0.97% of customer assets against 2.60% at September 30, 2004.

Group companies

ICICI Securities achieved a profit after tax of Rs. 53 crore (US$ 12 million) in Q2-2006 compared to a full year profit of Rs. 64 crore (US$ 15 million) for the year ended March 31, 2005 (FY2005). ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position among private sector general insurance companies with a market share of 30% in H1-2006. ICICI Lombard achieved a profit after tax of Rs. 12 crore (US$ 3 million) in Q2-2006, after taking into account an impact of approximately Rs. 11 crore (US$ 2 million) on account of the heavy rains in Mumbai in July 2005.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 49 crore (US$ 11 million) on the Bank’s consolidated profit after tax in Q2-2006 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q2-2006 was Rs. 100 crore (US$ 23 million). NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Internationally, life insurance companies in the growth phase are valued as a multiple of their NBAP.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Venture Funds Management Company’s India Advantage Fund-I has closed 15 transactions over the last two years and has committed 80% of its corpus. ICICI Venture achieved a profit after tax of Rs. 18 crore (US$ million) in Q2-2006. Prudential ICICI Asset Management Company was the largest private sector mutual fund in India at September 30, 2005 with assets under management of over Rs. 21,500 crore (US$ 4.9 billion).

Summary Profit and Loss Statement – Indian GAAP

Rs. crore
	Q2-2005	Q2-2006	Growth over Q2-2005	H1-2005	H1-2006	FY2005

Net interest income	685	953	39%	1,316	1,805	2,839
Non-interest income (excluding treasury)	713	871	22%	1,278	1,779	2,705
- Fee income	537	704	31%	955	1,362	2,098
- Lease & other income	176	167	(5%)	323	416	607
Treasury income	123	240	95%	216	423	711
Less:
Operating expense	587	815	39%	1,151	1,586	2,517
Other DMA[1] expense	112	141	26%	196	277	485
Lease depreciation	69	64	(7%)	153	128	297
Provisions	195	304[2]	56%	241	602[3]	429
Profit before tax	558	740	33%	1,068	1,413	2,527
Less: Tax	115	160	39%	195	303	522
Profit after tax	442	580	31%	873	1,110	2,005

1.	Direct marketing agencies / associates.

2.	Includes Rs. 184 crore on account of amortization of premium on government securities.

3.	Includes Rs. 339 crore on account of amortization of premium on government securities.

4.	All figures have been rounded off to the nearest crore.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs. 44.02.

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Half year ended		Year ended
		September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004	March 31, 2005
1.	Interest earned (a)+(b)+(c)+(d)	3,213.31	2,230.52	6,211.09	4,426.30	9,409.90
	a) Interest/discount on advances/bills	2,262.69	1,572.03	4,320.09	3,157.82	6,752.83
	b) Income on investments	856.88	546.05	1,686.45	1,047.68	2,229.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	79.18	51.42	155.56	119.45	232.01
	d) Others	14.56	61.02	48.99	101.35	195.62
2.	Other income	1,111.55	835.40	2,202.05	1,493.11	3,416.14
	A) TOTAL INCOME (1) + (2)	4,324.86	3,065.92	8,413.14	5,919.41	12,826.04
3.	Interest expended	2,259.82	1,545.31	4,406.36	3,110.54	6,570.89
4.	Operating expenses (e) + (f) + (g)	1,020.98	768.84	1,991.94	1,501.26	3,299.15
	e) Payments to and provisions for employees	247.11	179.97	470.20	346.88	737.41
	f) Direct marketing agency expenses	141.32	112.39	277.26	196.71	485.45
	g) Other operating expenses	632.55	476.48	1,244.48	957.67	2,076.29
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	3,280.80	2,314.15	6,398.30	4,611.80	9,870.04
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	1,044.06	751.77	2,014.84	1,307.61	2,956.00
6.	Other provisions and contingencies	303.79	194.70	601.67	240.54	428.80
7.	Provision for taxes
	a) Current period tax	152.06	114.44	348.36	266.97	179.49
	b) Deferred tax adjustment	8.16	0.55	(45.25)	(72.72)	342.51
8.	Net profit (5-6-7)	580.05	442.08	1,110.06	872.82	2,005.20
9.	Paid-up equity share capital (face value Rs. 10/-)	740.92	734.46	740.92	734.46	736.78
10.	Reserves excluding revaluation reserves	12,975.38	11,358.49	12,975.38	11,358.49	11,813.20
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..	..	..
	(ii) Capital adequacy ratio	11.52%	15.20%	11.52%	15.20%	11.78%
	(iii) Earnings per share for the period (not annualised for quarter/half year) (in Rs.) (basic)	7.84	6.02	15.02	12.13	27.55
	(iv) Earnings per share for the period (not annualised for quarter/half year) (in Rs.) (diluted)	7.76	5.97	14.87	12.03	27.33
12.	Aggregate of non-promoter shareholding
	• No. of shares	740,881,117	734,728,679	740,881,117	734,728,679	736,716,094
	• Percentage of shareholding	100	100	100	100	100
13.	Deposits	120,452.34	71,597.99	120,452.34	71,597.99	99,818.78
14.	Advances	107,070.97	68,479.15	107,070.97	68,479.15	91,405.15
15.	Total assets	189,218.48	132,780.69	189,218.48	132,780.69	167,659.41
Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the quarter ended September 30, 2005, the Bank allotted 1,862,679 equity shares pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints/ grievances for the quarter ended September 30, 2005.

Opening balance	Additions	Disposals	Closing balance *
8	101	101	8
* Of these, 4 have since been resolved.

4.	ICICI Distribution Finance Private Limited has merged with ICICI Home Finance Company Limited effective August 11, 2005 and consequently has ceased to be a subsidiary company of ICICI Bank. Further, Prudential ICICI Asset Management Company Limited and Prudential ICICI Trust Limited have become subsidiaries of ICICI Bank Limited effective August 26, 2005.
5.	Provision for current period tax includes Rs. 6.00 crore towards provision for fringe benefit tax for the quarter ended September 30, 2005.(Rs. 11.00 crore for the half year ended September 30, 2005).
6.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on October 13, 2005.

Place : Mumbai	Kalpana Morparia
Date : October 13, 2005	Deputy Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED SEPTEMBER 30, 2005

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Half year ended		Year ended
		September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004	March 31, 2005
1.	Segment revenue
a	Consumer and commercial banking	3,460.93	2,590.68	6,741.02	5,094.89	10,643.69
b	Investment banking	1,192.25	721.47	2,343.99	1,332.53	3,092.62
	Total	4,653.18	3,312.15	9,085.01	6,427.42	13,736.31
	Less: Inter segment revenue	328.32	246.23	671.87	508.01	910.27
	Income from operations	4,324.86	3,065.92	8,413.14	5,919.41	12,826.04

2.	Segmental results (i.e. Profit before tax & provision)
a	Consumer and commercial banking	750.99	557.67	1,429.21	1,023.98	1,976.07
b	Investment banking	302.67	203.70	604.83	302.83	1,018.33
	Total	1,053.66	761.37	2,034.04	1,326.81	2,994.40

3.	Provisions
a	Consumer and commercial banking	54.67	163.57	206.15	242.52	81.41
b	Investment banking	249.12	31.13	395.52	(1.98)	347.39
	Total	303.79	194.70	601.67	240.54	428.80

4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	696.32	394.10	1,223.06	781.46	1,894.66
b	Investment banking	53.55	172.57	209.31	304.81	670.94

5.	Unallocated expense	9.60	9.60	19.20	19.20	38.40

	Total profit before tax	740.27	557.07	1,413.17	1,067.07	2,527.20
	Tax	160.22	114.99	303.11	194.25	522.00
	Profit after tax	580.05	442.08	1,110.06	872.82	2,005.20

6.	Capital employed (i.e. segment assets - segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(23,351.11)	(20,983.48)	(23,351.11)	(20,983.48)	(24,044.61)
b	Investment banking	34,720.35	30,695.04	34,720.35	30,695.04	34,138.32
	Total	11,369.24	9,711.56	11,369.24	9,711.56	10,093.71